GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road, Greenwood Village CO 80111
and
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
489 Fifth Ave., 28th Floor, New York, New York 10606

April 6, 2017

VIA EDGAR

Frank A. Buda, Esq.
Attorney-Adviser
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)
Variable Annuity-1 Series Account of each company (the “Registrants”)
Schwab OneSource Choice Variable Annuity and Schwab Advisor Choice Variable Annuity of each Registrant (collectively the “Contracts”)
Post-Effective Amendments Nos. 4, 5, and 6 to the Registration Statements on Form N-4
(collectively the “Amendments”)
File Nos. 811-07549 & 333-194043; 811-07549 & 333-194099; 811-08183 & 333-194044; 811-08183 & 333-194100

Mr. Buda:

On behalf of Great-West and the above-named Registrants, this letter provides the Registrants’ response to Commission staff comments communicated via telephone on April 6, 2017, with regard to the Amendments filed with the Commission on February 10, 2017, pursuant to Rule 485(a) under the Securities Act of 1933. For convenience, the staff’s comments are set forth in full below, followed by our responses. Capitalized terms used herein have the meaning assigned to them in the prospectuses for the Contracts.

Prospectus Comments
Prospectus Comment 1. Summary section, Right of Cancellation. Please add a cross-reference here to the more detailed disclosures regarding the right of cancellation.

Response: Comment complied with. A cross-reference has been added to the more detailed disclosures regarding the right of cancellation.

Prospectus Comment 2. Summary section, Right of Cancellation. Please delete the sentence that is erroneously repeated.

Response: Comment complied with. The erroneously repeated sentence has been deleted.

Prospectus Comment 3. Right of Cancellation section. Please disclose here whether the return of Annuity Account Value would include the return of fees and charges, and whether the return of Contributions would include the return of fees and changes.

Response: Comment complied with. The disclosure has been revised to clarify that the return of Annuity Account Value and the return of Contributions each include the return of fees and charges.

Prospectus Comment 4. Types of Excess Withdrawals section, Calculation of Guaranteed Annual Withdrawals. Please revise the disclosure regarding the amount of Installments for clarity. It is unclear if the amount of Installments will equal the maximum GAW, or if the amount will only equal the maximum GAW if requested. In particular, the following sentence is confusing: “The amount of the Installment equals the GAW divided by the number of payments per year under the Installment Frequency Option you have chosen.”

Response: Comment complied with. The disclosure has been revised to clarify that on the Initial Installment Date, unless the Owner has requested otherwise, the amount of the Installment is equal to the maximum GAW amount. The sentence has been revised to read, “Unless otherwise Requested, the amount of the initial Installment equals the GAW divided by the number of payments per year under the Installment Frequency Option you have chosen.”

Prospectus Comment 5. Types of Excess Withdrawals section, Additional GLWB Rider Contributions During the GAW Phase. Please revise the disclosure regarding the amount of Installments for clarity. It is unclear if the amount of Installments will equal the maximum GAW, or if the amount will only equal the maximum GAW if requested. In particular, the following sentence is confusing: “In addition, the amount of your next Installment payment will be equal to the new GAW amount divided by the number of payments per year under your elected Installment Frequency Option (Assuming no Ratchet, Reset, or Excess Withdrawal occurs before the next Installment payment.”

Response: Comment complied with. The disclosure has been revised to clarify that Installments will not change unless requested by the Owner. The sentence causing the confusion has been deleted.

*    *    *

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. To meet the printing and delivery deadlines established with our business partners, it is important that Great-West file the post-effective amendments incorporating these staff comments no later than April 13, 2017. We would very much appreciate the staff’s assistance in meeting this deadline.

Upon receipt of staff approval of Registrant’s responses provided herein, we will promptly file registration statement amendments pursuant to Rule 485(b) under the Securities Act. Thank you for your time and attention to these filings, and for any assistance you can provide in meeting our deadlines.

Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company
Great-West Life & Annuity Insurance Company of New York